

September 27, 2010

Mr. Jerome R. Mahoney
Chief Executive Officer and Principal Financial Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re: iVoice, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed April 13, 2010**
> **File No. 000-29341**

Dear Mr. Mahoney:

We have reviewed your letter dated September 7, 2010, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1.   We are considering your response to our prior comment number 1. Please provide us with a more detailed analysis that you determined that B Green Innovations is a variable interest entity. In your response, provide us with your identification of the holders of the equity investment at risk, your assessment as to whether the equity is considered at risk, and your assessment of the five characteristics of a variable interest entity. Also provide

us with a more detailed qualitative analysis that you determined that you are the primary beneficiary of B Green Innovations. Refer to ASC 810.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief